LETTER  ON  CHANGE  IN  CERTIFYING  ACCOUNTANT

July  28,  1999

Banyan  Corporation
4740  Forge  Rd.,  Bldg.  112
Colorado  Springs,  CO  80907

Dear  Mr.  Yost:

This letter is to confirm that the reason I am no longer the auditor of record for Banyan Corporation is due to the fact that I have redirected the focus of my professional practice and as such I no longer perform audits of publicly traded companies.

Sincerely,


J.  PAUL  KENOTE,  CPA,  P.C.


/s/  J.  Paul  Kenote,  CPA
J.  Paul  Kenote,  CPA

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